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                                                                    Exhibit 99.1

                                 WIPRO LIMITED

                        JPMORGAN CHASE BANK, DEPOSITARY
                   P.O. BOX 43062, PROVIDENCE, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) representing Equity Shares of Wipro Limited, of record June 5, 2002, hereby requests and authorizes JPMorgan Chase Bank, Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such American Depositary Receipt(s), on the Resolutions at the Fifty Sixth Annual General Meeting of the Company to be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore on Thursday, July 18, 2002 at 4:30 p.m., or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., July 9, 2002.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

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                               ORDINARY BUSINESS

1. Receive, consider and adopt the audited Balance Sheet as at March 31, 2002 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.

2.   Declare final dividend on equity shares.

3. Appoint a Director in place of Dr. Ashok Ganguly, who retires by rotation and being eligible, offers himself for re-appointment.

4. Appoint a Director in place of Mr. N Vaghul, who retires by rotation and being eligible, offers himself for re-appointment.

5. Appoint a Director in place of Mr. B. C. Prabhakar, who retires by rotation and being eligible, offers himself for re-appointment.

6. Appoint M/s N. M. Raiji & Co. as Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company and fix their remuneration.


                                SPECIAL BUSINESS

7. Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTION:

     RESOLVED THAT Prof. Eisuke Sakakibara, who was appointed as an Additional Director of the Company by the Board of Directors and who ceases to hold office under Section 260 of the Companies Act, 1956, and in respect of whom the Company has received a notice in writing proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company.

8. Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTION:

     RESOLVED THAT Mr. Priya Mohan Sinha, who was appointed as an Additional Director of the Company by the Board of Directors and who ceases to hold office under Section 260 of the Companies Act, 1956, and in respect of whom the Company has received a notice in writing proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company.

9. Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTION:

     RESOLVED THAT pursuant to the resolutions passed under the provisions of
     Section 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, the reappointment of Mr. P. S. Pai as Vice Chairman of the Company with effect from December 1, 2001 until July 31, 2002 as well as the payment of salary, commission and perquisites (hereinafter referred to as "remuneration"), as detailed in the explanatory statement attached hereto, subject to the overall ceiling of the total managerial remuneration for the year 2002-03 as provided under Section 309 of the Companies Act, 1956 be and is hereby approved.

10. Consider and if thought fit, to pass with or without modification, the following resolutions as ORDINARY RESOLUTIONS:

     RESOLVED THAT pursuant to the resolutions passed under Section 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956 at the Annual General Meeting of the Company held on July 29, 1999, the partial revision in terms and conditions of the remuneration payable to Mr. Vivek Paul, Vice Chairman and Chief Executive Officer of the Company's Technologies Business with effect from February 1, 2002 as detailed in the explanatory statement attached hereto, subject to the overall ceiling of the total managerial remuneration for each year as provided under Section 309 of the Companies Act, 1956 be and is hereby approved.

     RESOLVED FURTHER THAT all other terms and conditions of his appointment including commission and perquisites as decided by the Board at their earlier meetings continues to be payable to Mr. Vivek Paul, Vice Chairman without any change whatsoever.

11. Consider and if thought fit, to pass with or without modification, the following resolutions as ORDINARY RESOLUTIONS:

     RESOLVED THAT Mr. D. A. Prasanna, who was appointed as an Additional Director of the Company by the Board of Directors and who ceases to hold office under Section 260 of the Companies Act, 1956, and in respect of whom the Company has received a notice in writing proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company.

     RESOLVED FURTHER THAT pursuant to the provisions of Section 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby approves the appointment of Mr. D. A. Prasanna, as Vice Chairman and Executive Officer of the Company's Health Care and Life Science Business, for a period of three (3) years with effect from April 19, 2002, on the payment of salary, performance incentive and perquisites (hereinafter referred to as "remuneration"), subject to the overall ceiling of the total managerial remuneration for each year as provided under
     Section 309 of the Companies Act, 1956, and other terms and conditions as may be determined by the Board of Directors for each year, as detailed in the explanatory statement annexed hereto.

12. Consider and if thought fit, to pass with or without modification, the following resolution as SPECIAL RESOLUTION:

     RESOLVED THAT pursuant to Section 309 of the Companies Act, 1956 and
     Article 175 (b) of the Articles of Association of the Company and within the limits stipulated in Section 309(4) of the Companies Act, 1956, the Company be and is hereby authorized to pay remuneration by way of commission to any one or more or all of the Non-Executive Directors (other than Chairman and Managing Director as well as Vice Chairmen of the Company) in such amounts or proportions and in such manner as may be decided by the Board of Directors of the Company from time to time, for a period of five years commencing from April 1, 2002, which cumulatively shall not exceed 1% of the net profits of the Company, as computed under
     Section 198 of the Companies Act, 1956 in any financial year.